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CONTACTS:
Investor Inquiries                                Media Inquiries
Beth Gurnack / Lin Cummins                        Lin Cummins
(248) 655-2159                                    (248) 435-7112
beth.gurnack@arvinmeritor.com                     linda.cummins@arvinmeritor.com

                        Dan Katcher / Ellen Barry
                        Joele Frank, Wilkinson Brimmer Katcher
                        (212) 355-4449


FOR IMMEDIATE RELEASE


                  ARVINMERITOR RESPONDS TO DANA'S REJECTION OF
                        $15 PER SHARE CASH TENDER OFFER

TROY, Mich., July 22, 2003 - ArvinMeritor, Inc. (NYSE: ARM) today issued the following statement in response to Dana Corporation's (NYSE: DCN) announcement that its Board of Directors has recommended that its shareowners reject ArvinMeritor's cash tender offer to acquire all of Dana's outstanding common stock for $15.00 net per share.

ArvinMeritor stated: "Despite the fact that the Dana Board has rejected our all-cash tender offer and refuses to negotiate with us, we are committed to this transaction. Our offer permits Dana's shareowners to realize an attractive cash value for their shares today without bearing the risks of Dana's long-term restructuring efforts.

"We believe Dana's Board and management team has failed to seize this unique opportunity to maximize value for its shareowners. As we have indicated previously, if Dana's Board is willing to work with us to consummate a transaction quickly, we may be prepared to analyze further whether a higher value is warranted. In addition, because it remains our strong preference to work together with the Dana Board, we are flexible in considering a mix of cash and stock consideration if it will facilitate a transaction.

"We believe that Dana's response recites a litany of manufactured reasons to oppose this combination. We are confident that there is not one issue listed in today's press release by Dana that cannot be resolved."

As previously announced, on July 9, 2003, ArvinMeritor commenced a cash tender offer for all of the outstanding common shares of Dana common stock for $15.00 net per share. The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., on August 28, 2003, unless extended.

ArvinMeritor's offer represents a premium of 56% over Dana's closing stock price on June 3, 2003, the last trading day before ArvinMeritor submitted its first proposal to Dana in writing, a premium of 39% over Dana's average closing stock price for the 30 trading days before




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ArvinMeritor publicly announced its intention to commence a tender offer, and a premium of 25% over Dana's closing stock price on July 7, 2003, the last trading day before ArvinMeritor publicly announced its intention to commence a tender offer.

UBS Investment Bank is acting as financial advisor and dealer manager, Gibson, Dunn & Crutcher LLP is acting as legal counsel and MacKenzie Partners, Inc. is acting as information agent for ArvinMeritor's offer.

ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.
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The solicitation and offer to purchase is made only pursuant to the Offer to
Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.
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This press release contains forward-looking statements. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. ArvinMeritor cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the demand for commercial, specialty and light vehicles for which ArvinMeritor supplies products; risks inherent in operating abroad, including foreign currency exchange rates; availability and cost of raw materials; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of ArvinMeritor, its customers and suppliers; successful integration of acquired or merged businesses; achievement of the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of ArvinMeritor's debt; the ability of ArvinMeritor to access capital markets; the credit ratings of ArvinMeritor's debt; the outcome of existing and any future legal proceedings, including any litigation with respect to the transaction, environmental or asbestos-related matters; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in ArvinMeritor's Securities and Exchange Commission filings.

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